Exhibit 3.6

VOTING TRUST AGREEMENT

THIS AGREEMENT made as of the 12th day of December, 2014,

B E TW E E N :

RESTAURANT BRANDS INTERNATIONAL INC.,

a corporation existing under the laws of Canada,

(hereinafter referred to as “Holdings”),

- and -

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP,

a limited partnership formed under the laws of the Province of Ontario,

(hereinafter referred to as the “Partnership”),

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company incorporated under the laws of Canada,

(hereinafter referred to as “Trustee”),

WHEREAS in connection with an arrangement agreement and plan of merger (the “Arrangement Agreement”) dated as of August 26, 2014 among Burger King Worldwide, Inc. (“Parent”), Holdings, the Partnership, Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc., the Partnership agreed to issue Class B exchangeable limited partnership units (the “Exchangeable Units”) to the holders of shares of Parent pursuant to the merger between Parent and Blue Merger Sub, Inc. contemplated in the Arrangement Agreement;

AND WHEREAS pursuant to the Arrangement Agreement, Holdings and the Partnership have agreed at the closing of the transactions contemplated by the Arrangement Agreement to execute a voting trust agreement substantially in the form of this Agreement;

AND WHEREAS these recitals and any statements of fact in this Agreement are made by Holdings and the Partnership and not by the Trustee;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning set out in the LPA;

“Arrangement Agreement” has the meaning set out in the recitals to this Agreement;

“Beneficiaries” means the registered holders from time to time of Exchangeable Units, other than Holdings and its subsidiaries;

“Beneficiary Votes” has the meaning set out in Section 4.1(d);

“Business Day” means any day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed;

“CBCA” means the Canada Business Corporations Act;

“Class A Preferred Shares” means the class A preferred shares in the capital of Holdings;

“Exchangeable Units” has the meaning set out in the recitals to this Agreement;

“General Partner” means the general partner of the Partnership as determined from time to time in accordance with the LPA;

“Holdings Board of Directors” means the board of directors of Holdings;

“Holdings Consent” has the meaning set out in Section 4.1(d);

“Holdings Meeting” has the meaning set out in Section 4.1(d);

“Holdings Shares” means the common shares in the capital of Holdings;

“Holdings Successor” has the meaning set out in Section 11.1;

“Indemnified Parties” has the meaning set out in Section 8.1;

“List” has the meaning set out in Section 4.6;

“LPA” means the amended and restated limited partnership agreement dated December 11, 2014 in respect of the Partnership;

“Officer’s Certificate” means, with respect to Holdings or the Partnership, as the case may be, a certificate signed by any officer or director of Holdings or the General Partner of the Partnership, as the case may be;

“Person” has the meaning set out in the LPA;

“Special Voting Share” means the one special voting share in the capital of Holdings, issued in its own series, which entitles the holder of record to a number of votes at meetings of holders of Holdings Shares equal to the number of Exchangeable Units outstanding from time to time (other than Exchangeable Units held by Holdings or any of its subsidiaries), which share is to be issued to, deposited with, and voted by, the Trustee as described herein;

“Statutory Rights” means the right of a holder of voting shares pursuant to sections 21, 103(5), 120(6.1), 137, 138(4), 143, 144, 145, 157(2), 167, 168(2), 175, 211, 214, 229, 239 and 241 of the CBCA;

“subsidiary” has the meaning set out in the LPA;

“Trust” means the trust created by this Agreement under the laws of the Province of Ontario;

“Trust Estate” means the Special Voting Share, any other securities, and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

“Trustee” means Computershare Trust Company of Canada and, subject to the provisions of Article 9, includes any successor trustee or permitted assigns; and

“Voting Rights” means the voting rights attached to the Special Voting Share.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement or the LPA means this Agreement or the LPA, as the case may be, as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)	whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period beginning on or ending on, the next succeeding Business Day.

1.3	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.4	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1	Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and the Statutory Rights, in each case as Trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3

SPECIAL VOTING SHARE

3.1	Issue and Ownership of the Special Voting Share

Immediately following the execution of this Agreement, Holdings shall issue to and deposit with the Trustee the Special Voting Share (and shall deliver the certificate representing such share to the Trustee) to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. Holdings hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of $1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Holdings to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share provided that the Trustee shall:

(a)	hold the Special Voting Share and all the rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)	except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share, and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2	Legended Share Certificates

The Partnership will cause any certificate representing Exchangeable Units to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights and the Statutory Rights in respect of the Exchangeable Units of the Beneficiaries.

3.3	Safe Keeping of Certificates

The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1	Voting Rights

The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote the Special Voting Share in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Holdings at a Holdings Meeting and the right to consent in connection with a Holdings Consent; provided, that neither the Trustee nor any representative of the Trustee shall be required to attend any Holdings Meeting in person in order to exercise the Trustee’s voting rights hereunder. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15:

(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Holdings Meeting is held or a Holdings Consent is sought;

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights;

(c)	without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Units outstanding at the relevant time; and

(d)	notwithstanding Sections 4.1(a), 4.1(b) and 4.1(d), in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, the Trustee shall, in respect of such vote, exercise all Voting Rights: (i) in favour of the relevant matter where the result of the vote of the holders of the Holdings Shares, the Class A Preferred Shares and the Special Voting Share, voting together as a single class on such matter, (a “Combined Vote”) was the approval of such matter; and (ii) against the relevant matter where the result of the Combined Vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of Holdings to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is entitled under applicable Law to vote separately as a class, the Trustee shall exercise all Voting Rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the Beneficiary Votes for or against such proposed amendment.

4.2	Number of Votes

With respect to all meetings of shareholders of Holdings at which holders of Holdings Shares are entitled to vote (each, a “Holdings Meeting”) and with respect to all written consents sought from shareholders of Holdings including the holders of Holdings Shares (each, a “Holdings Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes comprised in the Voting Rights for the Special Voting Share which is equal to that number of votes which would attach to the Holdings Shares receivable upon the exchange of the Exchangeable Units owned of record by such Beneficiary on the record date established by Holdings or by applicable law for such Holdings Meeting or Holdings Consent, as the case may be (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such Holdings Meeting or in connection with such Holdings Consent.

4.3	Mailings to Shareholders

With respect to each Holdings Meeting and Holdings Consent, the Trustee will promptly mail or cause to be mailed (or otherwise communicate in the same manner as Holdings utilizes in communications to holders of Holdings Shares, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries of the Exchangeable Units named in the List referred to in Section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Holdings to its shareholders:

(a)	a copy of such notice, together with any related materials, including any proxy circular or information statement, to be provided to shareholders of Holdings;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Holdings Meeting or Holdings Consent or, pursuant to Section 4.7, to attend such Holdings Meeting and to exercise personally the Beneficiary Votes thereat;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i)	a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of the management of Holdings to exercise such Beneficiary Votes;

(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised by the Trustee;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)	a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Holdings Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Holdings, and the materials referred to in Sections 4.3(c) (statement as to the manner in which instructions may be given), 4.3(e) (form of direction) and 4.3(f) (statement of the time and date by which instructions must be received) shall be subject to reasonable comment by the Trustee in a timely manner.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Holdings Meeting or Holdings Consent, the number of Exchangeable Units owned of record by the Beneficiary shall be determined at the close of business on the record date established by Holdings or by applicable law for purposes of determining shareholders entitled to vote at such Holdings Meeting. Holdings will notify the Trustee of any decision of the Holdings Board of Directors with respect to the calling of any Holdings Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4	Copies of Shareholder Information

Holdings will deliver to the Trustee copies of all proxy materials (including notices of Holdings Meetings but excluding proxies to vote Holdings Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Holdings Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Holdings Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Holdings, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Holdings) received by the Trustee from Holdings and will use its best efforts to mail or otherwise send such materials contemporaneously with the sending of such materials to holders of Holdings Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the Special Voting Share and made available by Holdings generally to the holders of Holdings Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Holdings.

4.5	Other Materials

As soon as reasonably practicable after receipt by Holdings or shareholders of Holdings (if such receipt is known by Holdings) of any material sent or given by or on behalf of a third party to holders of Holdings Shares generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Holdings shall use its reasonable commercial efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Holdings, copies of all such materials received by the Trustee from Holdings. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto copies of all such materials.

4.6	List of Persons Entitled to Vote

The Partnership shall (a) prior to each annual, general and special Holdings Meeting or the seeking of any Holdings Consent from the holders of Holdings Shares and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries of the Exchangeable Units arranged in alphabetical order and showing the number of Exchangeable Units held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Holdings Meeting or a Holdings Consent, at the close of business on the record date established by Holdings or pursuant to applicable law for determining the holders of Holdings Shares entitled to receive notice of and/or to vote at such Holdings Meeting or to give consent in connection with such Holdings Consent. Each such List shall be delivered to the Trustee promptly after receipt by the Partnership of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement.

4.7	Entitlement to Direct Votes

Any Beneficiary named in the List prepared in connection with any Holdings Meeting or Holdings Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8	Voting by Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Holdings Meeting and Holdings Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the written instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) Subject to the timely receipt of instructions as contemplated in Section 4.3, the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Holdings Meeting. At a Beneficiary’s request and upon its submission of identification satisfactory to the Trustee’s representative, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes of such Beneficiary provided that such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. The Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote by way of a show of hands in respect of any matter, question or proposition.

4.9	Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Holdings utilizes in communications to holders of Holdings Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of the Partnership. The Partnership shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10	Termination of Voting Rights

All of the rights of a Beneficiary with respect to Beneficiary Votes in respect of an Exchangeable Unit, including the right to instruct the Trustee as to the voting of or to vote personally Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Holdings, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the exchange of such Exchangeable Unit pursuant to the LPA or the dissolution of Partnership pursuant to the LPA.

ARTICLE 5

EXERCISE OF STATUTORY RIGHTS

5.1	Statutory Rights

Wherever and to the extent that the CBCA confers a Statutory Right, Holdings acknowledges and agrees that the Beneficiaries are entitled to the benefit of such Statutory Right through the Trustee, as the holder of record of the Special Voting Share.

5.2	Entitlement to Direct Exercise of Statutory Right

Upon the written request of a Beneficiary delivered to the Trustee, provided that such Beneficiary is named in a List, Holdings and the Trustee shall cooperate to facilitate the exercise of such Statutory Right on behalf of the Beneficiary entitled to instruct the Trustee as to the exercise thereof, such exercise of the Statutory Right to be treated, to the maximum extent possible, on the basis that such Beneficiary was the registered owner of the Holdings Shares receivable upon the exchange of the Exchangeable Units owned of record by such Beneficiary.

5.3	List of Persons Entitled to Exercise Statutory Rights

The Partnership shall, forthwith upon each request made at any time by the Trustee in writing in connection with a purported exercise of a Statutory Right, prepare or cause to be prepared a List at the close of business on the date specified by the Trustee in such request. Each such List shall be delivered to the Trustee promptly after receipt by the Partnership of such request.

5.4	Termination of Statutory Rights

All of the rights of a Beneficiary with respect to the Statutory Rights in respect of an Exchangeable Unit shall be deemed to be surrendered by the Beneficiary to Holdings and such Statutory Rights shall cease immediately upon the exchange of such Exchangeable Unit pursuant to the LPA or the dissolution of the Partnership pursuant to the LPA.

ARTICLE 6

CONCERNING THE TRUSTEE

6.1	Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the Special Voting Share from Holdings as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)	exercising the Statutory Rights in accordance with the provisions of this Agreement;

(e)	holding title to the Trust Estate;

(f)	investing any monies forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(g)	taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Holdings and the Partnership under this Agreement; and

(h)	taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2	No Conflict of Interest

The Trustee represents to Holdings and the Partnership that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as Trustee hereunder.

6.3	Dealings with Transfer Agents, Registrars, etc.

Holdings and the Partnership irrevocably authorize the Trustee, from time to time, to:

(a)	consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Units and Holdings Shares; and

(b)	requisition, from time to time, from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

Holdings and the Partnership irrevocably authorize their respective registrars and transfer agents to comply with all such requests.

6.4	Books and Records

The Trustee shall keep available for inspection by Holdings and the Partnership at the Trustee’s principal office in Toronto, Ontario correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries. On or before January 15 in every year, so long as the Special Voting Share is on deposit with the Trustee, the Trustee shall transmit to Holdings and the Partnership a brief report, dated as of the preceding December 31 with respect to:

(a) the property and funds comprising the Trust Estate as of that date; and

(b) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee’s opinion, materially affects the Trust Estate.

6.5	Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Units are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Holdings or the Partnership). If requested by the Trustee, Holdings or the Partnership shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6	Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee adequate funding or security and an indemnity satisfactory to the Trustee against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that, subject to Section 6.15, no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4. None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given security and indemnified as aforesaid.

6.7	Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy under or pursuant to this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights or the Statutory Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8	Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9	Evidence and Authority to Trustee

Holdings and/or the Partnership shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Holdings and/or the Partnership or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Statutory Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Holdings and/or the Partnership promptly if and when:

(a)	such evidence is required by any other Section of this Agreement to be furnished to the Trustee; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Holdings and/or the Partnership written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer’s Certificate of Holdings and/or the Partnership or a statutory declaration or a certificate made by Persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Statutory Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Holdings and/or the Partnership, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Holdings and/or the Partnership, it shall be in the form of an Officer’s Certificate or a statutory declaration.

Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

(a)	declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

6.10	Experts, Advisors and Agents

The Trustee may:

(a)

in relation to these presents act and rely on the opinion or advice of or information obtained from any legal counsel, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Holdings and/or the Partnership or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	retain or employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11	Investment of Moneys Held by Trustee

The Trustee may retain any cash balance held in connection with this Trust Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its affiliates. The Trustee and its affiliates shall not be liable to account for any profit to any Person.

6.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13	Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Holdings and/or the Partnership or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14	Authority to Carry on Business

The Trustee represents to Holdings and the Partnership that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights and the Statutory Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15	Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Units, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Units, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights or Statutory Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)	the rights of all adverse claimants with respect to the Voting Rights or Statutory Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b)	all differences with respect to the Voting Rights or Statutory Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16	Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17	Privacy

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial or other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the U.S.A. for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

6.18	Anti-money Laundering

Each party to this Agreement (in this paragraph referred to as a “representing party”), other than the Trustee, hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a Declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party. The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the other parties to this Agreement, provided (i) that Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

ARTICLE 7

COMPENSATION

7.1	Fees and Expenses of the Trustee

Holdings and the Partnership agree on a joint and several basis to pay the Trustee reasonable compensation for its services under this Agreement and to reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Holdings and the Partnership shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently, in bad faith or with negligence or wilful misconduct.

ARTICLE 8

INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1	Indemnification of the Trustee

Holdings and the Partnership jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust or its compliance with its duties set forth in this Agreement or any written or oral instruction delivered to the Trustee by Holdings or the Partnership pursuant hereto.

In no case shall Holdings or the Partnership be liable under this indemnity unless Holdings and the Partnership shall be notified by the Trustee of the assertion of a claim or of any action commenced against the Indemnified Parties promptly after any of the Indemnified Parties shall have received a written assertion of such a claim. Holdings and the Partnership shall be entitled to participate at their own expense in the defence and, if Holdings and the Partnership so elect at any time after receipt of such notice, subject to (ii) below, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Holdings or the Partnership, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and Holdings or the Partnership and the Trustee shall have been advised by counsel acceptable to Holdings or the Partnership that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Holdings or the Partnership and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Holdings and the Partnership shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2	Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9

CHANGE OF TRUSTEE

9.1	Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Holdings and the Partnership specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Holdings and the Partnership otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Holdings and the Partnership shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Holdings and the Partnership shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2	Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by Holdings and the Partnership, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3	Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Holdings and the Partnership and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Holdings and the Partnership or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Holdings, the Partnership and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Holdings and the Partnership shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Holdings or the Partnership shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Holdings and the Partnership.

ARTICLE 10

HOLDINGS SUCCESSORS

10.1	Successor in the Event of Combination, etc.

In connection with any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of the undertaking, property and assets of Holdings would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, either (i) such other Person or continuing corporation (herein called the “Holdings Successor”), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement, or (ii) if not so bound, shall execute, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Holdings Successor of liability for all monies payable and property deliverable hereunder and the covenant of such Holdings Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Holdings under this Agreement.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Holdings Successor and the Partnership shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Holdings Successor shall possess and from time to time may exercise each and every right and power of Holdings under this Agreement in the name of Holdings or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Holdings Board of Directors or any officers of Holdings may be done and performed with like force and effect by the directors or officers of such Holdings Successor.

10.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as applying to the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Holdings with or into Holdings or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Holdings (other than the Partnership) provided that all of the assets of such subsidiary are transferred to Holdings or another wholly-owned direct or indirect subsidiary of Holdings or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Holdings among its shareholders, and any such transactions are expressly permitted by this Article 10.

ARTICLE 11

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1	Amendments, Modifications, etc.

Subject to Sections 11.3 this Agreement may not be amended or modified except by an agreement in writing executed by Holdings, the Partnership and the Trustee and approved by the Beneficiaries, all in accordance with and meeting the requirements of Section 4.2(b) of Schedule A of the LPA. The Trustee shall execute and deliver a trust agreement or other instruments supplemental hereto to give effect to any such amendment or modification proposed by Holdings and the Partnership, and so approved by the Beneficiaries, provided that such agreement does not adversely affect the rights, duties, liabilities or immunities of the Trustee hereunder.

11.2	Meeting to Consider Amendments

The Partnership, at the request of Holdings, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the LPA and all applicable laws.

11.3	Changes in Capital of Holdings and the Partnership

At all times after the occurrence of any event contemplated pursuant to Section 3.4 of the LPA or otherwise, as a result of which either Holdings Shares or the Exchangeable Units or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Holdings Shares or the Exchangeable Units or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 12

TERMINATION

12.1	Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Units are held by a Beneficiary;

(b)	each of Holdings and the Partnership elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 4.2(b) of Schedule A of the LPA; and

(c)	21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on the date of the creation of the Trust.

12.2	Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Units outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13

GENERAL

13.1	Waivers

No waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

13.2	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

13.3	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

13.4	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to Holdings or the Partnership, at:

Restaurant Brands International Inc.
874 Sinclair Road
Oakville, Ontario L6K 2Y1
Attention:	Legal Department
Fax No.:	(305) 378-7868

(ii)	if to the Trustee, at:

Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1
Attention:	Manager Corporate Trust
Fax No.:	416 981 9777

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business

Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 13.4.

13.5	Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Units in any manner permitted by the LPA in respect of notices to unitholders and shall be deemed to be received (if given or sent in such manner) at the time specified in the LPA, the provisions of which shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.6	Force Majeure

Except for the payment obligations of the Partnership contained herein, none of the parties shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, strikes, lockouts, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

13.7	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RESTAURANT BRANDS INTERNATIONAL INC.

by	/s/ Jill Granat
Name: Jill Granat

Title: Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP, by its general partner, Restaurant Brands International Inc.

by	/s/ Jill Granat
Name: Jill Granat

Title: Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

by	/s/ Judith Sebald
Name: Judith Sebald

Title: Corporate Trust Officer

/s/ Danny Snider
Name: Danny Snider

Title: Corporate Trust Officer